EXHIBIT 12.1

School Specialty, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months Ended January 27 2007	2006	2005	Fiscal Year (1) 2004	2003	2002
Earnings
Income before income taxes	$78,039	$1,257	$70,324	$66,712	$66,037	$36,300
Plus:
Fixed charges	19,459	22,776	16,301	21,100	20,840	20,052
Amortization of capitalized interest	20	49	48	48	48	28
Less interest capitalized during period	(305)	—	—	—	—	(240)

	$97,213	$24,082	$86,673	$87,860	$86,925	$56,620

Fixed Charges
Interest (expensed or capitalized)	$16,212	$17,951	$11,623	$16,564	$16,042	$15,964
Estimated portion of rent expense representative of interest	2,374	3,511	3,291	2,797	2,675	2,519
Amortization of deferred financing fees	873	1,314	1,387	1,739	2,123	1,569

	$19,459	$22,776	$16,301	$21,100	$20,840	$20,052

Ratio of earnings to fixed charges	5.0	1.1	5.3	4.2	4.2	2.8

(1)	All fiscal years presented were 52 weeks, except for fiscal 2005, which had 53 weeks.